

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2019

Michael J. Killelea
Executive Vice President, General Counsel and Corporate Secretary
GOODRICH PETROLEUM CORPORATION
801 Louisiana St., Suite 700
Houston, Texas 77002

> **Re: GOODRICH PETROLEUM CORPORATION**
> **Registration Statement on Form S-1**
> **Filed August 30, 2019**
> **File No. 333-233581**

Dear Mr. Killelea:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Michael S. Telle